UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

A SPAC II Acquisition Corp.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G0543H109

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 8 Pages

CUSIP No. G0543H109	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON A SPAC II (Holdings) Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 5,000,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,000,000
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 68.5%
12	TYPE OF REPORTING PERSON* OO(1)

(1)	Anson Chan and Ka Wo Chan share voting and dispositive power.

CUSIP No. G0543H109	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Anson Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,000,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 68.5%
12	TYPE OF REPORTING PERSON* OO(1)

(1)	Anson Chan and Ka Wo Chan share voting and dispositive power.

CUSIP No. G0543H109	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Ka Wo Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,000,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 68.5%
12	TYPE OF REPORTING PERSON* OO(1)

(1)	Anson Chan and Ka Wo Chan share voting and dispositive power.

CUSIP No. G0543H109	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer: A SPAC II Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

A SPAC II Acquisition Corp.

289 Beach Road

#03-01

Singapore, 199552

Item 2.

(a)	Name of Person Filing:	A SPAC II (Holdings) Corp.
Anson Chan
Ka Wo Chan

(b)	Address of Principal Business Office or if none, Residence:

c/o A SPAC II Acquisition Corp.

289 Beach Road

#03-01

Singapore, 199552

(c)	Citizenship:	A SPAC II Acquisition Corp. – British Virgin Islands
Anson Chan – Canada
Ka Wo Chan-Hong Kong

(d)	Title of Class of Securities: Ordinary Shares

(e)	CUSIP Number: G0543H109

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

A SPAC II (Holdings) Corp – 5,000,000 ordinary shares.

Anson Chan – 5,000,000 ordinary shares.

Ka Wo Chan-5,000,000 ordinary shares.

(b)	Percent of Class:

A SPAC II (Holdings) Corp. – 68.5%;

Anson Chan – 68.5%; and

Ka Wo Chan-68.5%.

CUSIP No. G0543H109	13G	Page 6 of 8 Pages

The foregoing percentages are based on 7,296,395 ordinary shares outstanding based upon the Company's Form 10-Q filing dated November 9, 2023.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

A SPAC II (Holdings) Corp – 5,000,000 ordinary shares;

Anson Chan – 0 ordinary shares; and

Ka Wo Chan-0 ordinary shares.

(ii)	shared power to vote or to direct the vote:

A SPAC II (Holdings) Corp – 0 shares;

Anson Chan – 5,000,000 shares; and

Ka Wo Chan-5,000,000 shares.

(iii)	sole power to dispose or to direct the disposition of:

A SPAC II (Holdings) Corp – 5,000,000 shares;

Anson Chan – 0 shares; and

Ka Wo Chan-0 shares.

(iv)	shared power to dispose or to direct the disposition of:

A SPAC II (Holdings) Corp – 0 shares;

Anson Chan – 5,000,000 shares; and

Ka Wo Chan 5,000,000 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G0543H109	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

A SPAC II (Holdings) Corp.

By:	/s/ Anson Chan
	Name:	Anson Chan
	Title:	Member

Anson Chan

/s/ Anson Chan

Ka Wo Chan

/s/ Ka Wo Chan

CUSIP No. G0543H109	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, no par value, of A SPAC II Acquisition Corp., a British Virgin Islands business company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2024.

A SPAC II (Holdings) Corp.

By:	/s/ Anson Chan
	Name:	Anson Chan
	Title:	Member

Anson Chan

/s/ Anson Chan

Ka Wo Chan

/s/ Ka Wo Chan